SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1
for filing purposes only in accordance with Regulation 22 of the Transparency (Directive 2004/109/EC) Regulations 2007
Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC
1.

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

:
 Ryanair Holdings Plc
2.
    Reason for the notification (please tick the appropriate box or boxes):

[
X
]
    an acquisition or disposal of voting rights

[ ]
    an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]
    an event changing the breakdown of voting rights

3.
    Full name of person(s) subject to the notification obligation
:
Deutsche Bank AG
4.
    Full name of shareholder(s) (if different from 3.)
:
Deutsche Bank AG
Deutsche Bank Securities Inc
5.
    Date of the transaction and date on which the threshold is crossed or reached
:
29/10/
2008
6.
    Date on which issuer notified;
30/10/2008
7.
    Threshold(s) that is/are crossed or reached:
5%
8.
    Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
IE00B1GKF381 US7835131043	68,607,673 12,424,180	68,607,673 12,424,180	64,896,319 7,281,865	64,896,319 7,281,865		4.39% 0.49%

SUBTOTAL A (based on aggregate voting rights)				72,178,184		4.88

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
72,178,184	72,178,184	4.88

9.
    Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:
10.
    In case of proxy voting:

[
name of the proxy holder
] will cease to hold [
number
] voting rights as of [
date
].
11.
    Additional information:
Done at [
place
] on [
date
].
Annex to the standard form
TR-1

a)

Identity of the person or legal entity subject to the notification obligation
:

Full name (including legal form for legal entities)	Deutsche Bank AG
Contact address (registered office for legal entities)	Winchester House 1 Great Winchester Street London EC2N 2DB
Phone number	+44 (0) 20 7545 8000
Other useful information (at least legal representative for legal persons)	David Lindsay

b)

Identity of the notifier, if applicable
:

Full name	.....................................................................
Contact address	..................................................................... .....................................................................
Phone number	.....................................................................
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

c)

Additional information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  31 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director